UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-12372

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Cytec Employees’ Savings and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cytec Industries Inc.

Five Garret Mountain Plaza

Woodland Park, New Jersey 07424

Cytec Employees’ Savings and Profit Sharing Plan

December 31, 2011 and 2010

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants

of the Cytec Employees’ Savings and Profit Sharing Plan

EisnerAmper LLP 750 Route 202 South, Suite 500 Bridgewater, NJ 08807 T 908.218.5002 F 908.218.5009 www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants

of the Cytec Employees’ Savings and Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Cytec Employees’ Savings and Profit Sharing Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Bridgewater, New Jersey

June 27, 2012

New York    |     New Jersey    |    Pennsylvania    |    California    |    Cayman Islands

EisnerAmper is an independent member of PKF International Limited

Cytec Employees’ Savings and Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
Assets
Plan interest in Cytec Industries Inc. Savings Plans Master Trust, at fair value	$166,435,890	$225,511,057

Total investments	166,435,890	225,511,057

Receivables:
Notes receivable from participants	2,311,352	3,425,531
Company contributions receivable	32,665	52,595
Participant contributions receivable	63,295	118,057

Total receivables	2,407,312	3,596,183

Net assets available for benefits at fair value	168,843,202	229,107,240

Adjustment from fair value to contract value for interest in Cytec Industries Inc. Savings Plans Master Trust related to fully benefit-responsive investment contract	(3,234,458)	(3,153,579)

Net assets available for benefits	$165,608,744	$225,953,661

The accompanying notes are an integral part of these statements.

Cytec Employees’ Savings and Profit Sharing Plan

Statement of Changes in Net Assets Available For Benefits

For the Year Ended December 31, 2011

Investment loss
Plan interest in Cytec Industries Inc. Savings Plans Master Trust loss	$(1,356,685)

Total investment loss	(1,356,685)

Interest income, notes receivable from participants	118,155

Contributions
Company contributions	5,168,566
Participant contributions	4,495,612

Total contributions	9,664,178

Other income

Total additions	8,425,648

Benefits paid to participants	13,224,980
Administrative fees	1,840
Redemption fees paid	9,586

Total deductions	13,236,406

Net increase prior to asset transfers	(4,810,758)

Assets transferred out due to sale of Building Blocks Chemicals business	(55,534,159)

Net decrease	(60,344,917)

Net assets available for benefits:
Beginning of year	225,953,661

End of year	$165,608,744

The accompanying notes are an integral part of these statements.

Cytec Employees’ Savings and Profit Sharing Plan

Notes to Financial Statements

1.	Description of Plan

The following description of the Cytec Employees’ Savings and Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description and the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established effective January 1, 1994, for the benefit of employees of Cytec Industries Inc. (“Cytec” or “the Company”) and employees of its participating subsidiaries. An employee, who is covered by a collective bargaining agreement which allows for participation in the Plan, may be eligible to become a Participant.

The purpose of the Plan is to provide eligible employees with the opportunity to accumulate personal savings and to share in the growth and ownership of Cytec through receipt of profit sharing contributions and the contributions to the Cytec Stock Fund. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan meets the IRS “safe harbor” requirements, therefore, no discrimination testing is currently applicable to the Plan

Master Trust

On April 2, 2007, the Company established the Cytec Industries Inc. Savings Plans Master Trust (the “Master Trust”) in the custody of Vanguard Fiduciary Trust Company (“VFTC”, the Trustee as defined by the Plan). The Master Trust consists of the assets of the Plan and Cytec Employees’ Savings Plan (the “New Plan”).

Participant Contributions

Participating employees (“Participants”) may contribute to the Plan as of the first payroll date after the first of the month following their one month anniversary (as defined in the Plan). Contributions are made through payroll deductions (subject to IRS limitations) which may range from 1% to 50% of such Participant’s Earnings (as defined in the Plan), on a before-tax basis, an after-tax basis or a combination thereof.

Participants who are at least age 50 or older during a Plan year may make an additional “catch-up contribution” equal to a specified dollar amount on a before-tax basis.

Rollovers into Plan

Participants may elect to rollover eligible balances from other qualified plans, under IRS regulations, as defined in the Plan.

Company Contributions

To be eligible for a Company matching contribution, a Participant must have completed one Year of Service (as defined in the Plan).

Matching contributions made by the Company are equal to 100% of such Participants’ contributions up to the first 3% of the Participants’ earnings, and 50% of Participants’ contributions up to the next 2% of the Participants’ earnings. For purposes of Participant contributions and matched contributions, Participant earnings are defined by the Plan.

All Company matching contributions for Participants are invested in the Cytec Stock Fund, which invests in the common stock of Cytec Industries Inc. Profit sharing contributions are invested in the age appropriate Vanguard Target Retirement fund (assuming age 65, normal retirement), unless specified differently by the Participant (participant directed). Effective January 1, 2012, the Plan was amended to allow for immediate diversification of Company matching contributions.

Cytec Employees’ Savings and Profit Sharing Plan

Notes to Financial Statements

The Pension Protection Act of 2006 mandates that employers provide retirement plan participants with greater flexibility for investing in company stock, for selling it and for investing the proceeds from the sale of company stock in other assets. The Plan allows Participants with three or more years of service to diversify the portion of their accounts that are invested in company stock obtained as a result of employer matching contribution.

In addition to matching contributions, at the discretion of the Company, the Company may make a profit sharing contribution equal to a percentage of each Participant’s earnings, and the percentage is determined by a defined formula based on the percentage growth in the Company’s earnings per share. To be eligible for a profit sharing contribution, the Participant must have been an active employee on December 31 of the respective Plan year and completed at least one year of service as of such date. Profit sharing contributions of $3,069,052 were made during 2011.

The Company can also make an additional discretionary profit sharing contribution to Participants who are employed on December 31 of the respective Plan year and who have completed at least one year of service as of such date, generally excluding those Participants who are corporate officers. The additional discretionary profit sharing contribution is allocated based on each such Participant’s earnings to the earnings of all such Participants. No such additional discretionary profit sharing contributions were made in 2011.

Discretionary profit sharing contributions are recorded in the period when the contribution is approved by the Company’s Executive Leadership Team.

Vesting

All Participant contributions, Company match and profit sharing contributions, and earnings or losses thereon, are fully vested at all times. There are no forfeitures under the Plan.

Participant Accounts

Each Participant account is credited with the Participant’s contribution and an allocation of the Company’s contribution and investment earnings, and charged with certain investment fees. Allocations are based on earnings or account balance, as defined in the Plan. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account.

Withdrawals

During employment, a Participant may make withdrawals in cash (or common stock of the Company in the case of withdrawals from the Cytec Stock Fund) of amounts applicable to Participant and employer contributions and earnings or losses thereon, subject to certain restrictions. A Participant can make hardship withdrawals of Participant before-tax contributions which will preclude the Participant from making additional Participant before-tax contributions to the Plan for a six-month period.

Participant before-tax contributions and matching contributions can be withdrawn after attainment of age 59  1/2. Company matching contributions made before January 1, 2001, and Participant after-tax contributions can also be withdrawn without age limitation.

Benefit Payments

On termination of service due to death, disability, or retirement, a Participant or the Participant’s beneficiary may elect to receive either a lump-sum distribution equal to the value of the Participant’s vested interest in his or her account, or monthly installments over a period of 60, 120, 180, 240, 300, or 360 months, as elected (subject to limits imposed by the Internal Revenue Code). For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Cytec Employees’ Savings and Profit Sharing Plan

Notes to Financial Statements

Minimum distributions are required to begin by April 1 of the calendar year following the later of:

•	The calendar year in which the Participant attains 70 1/2 years of age; or

•	The calendar year in which the Participant terminates employment from the Company.

Notes Receivable from Participants

An eligible Participant may borrow up to fifty percent of the value of the Participant’s before-tax and after-tax account balance, subject to a minimum of $1,000 and a maximum of $50,000 reduced by the highest loan balance outstanding during the prior twelve months. Loans for the purchase of a “principal residence” must be repaid in one to fifteen years, at the Participant’s option. Loans for all other purposes must be repaid in one to five years, at the Participant’s option. These loans are made at the prevailing market interest rates equal to prime rate plus one percent with such rate fixed for the term of the loan at the time the loan is approved. The applicable rate on loans issued during 2011 and 2010 was 4.25%. Interest rates on outstanding loans range from 4.25% to 10.5%. No more than one loan from the Plan to a Participant shall be permitted at any time. All principal and interest payments made by the Participant are credited back to the Participant’s account. Delinquent Participant loans are reclassified as distributions based upon the terms of the plan document.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through the Master Trust. The Statement of Net Assets Available for Benefits presents the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Recently Issued Accounting Pronouncements

In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and International Financial Reporting Standards (Topic 820) - Fair Value Measurement. The new guidance relates to fair value measurements, related disclosures and consistent meaning of the term “fair value” in US GAAP and International Financial Reporting Standards. The amendment clarifies how to apply the existing fair value measurements and disclosures. For fair value measurements classified within Level 3, an entity is required to disclose quantitative information about the unobservable inputs. A reporting entity is also required to disclose additional information like valuation processes, a narrative description of the sensitivity of the fair value measurements to changes in unobservable inputs and the interrelationships between those unobservable inputs.

For public entities the guidance is to be applied effective during interim and annual periods beginning after December 15, 2011. Early application for public entities is not permitted. The Plan is currently evaluating the impact of the adoption of ASU 2011-04 on its financial statements.

Cytec Employees’ Savings and Profit Sharing Plan

Notes to Financial Statements

Use of Estimates

The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

Investment Valuation and Income Recognition of the Master Trust

The Plan’s interest in the Master Trust investments is stated at fair value. If available, quoted market prices are used to value the investments held in the Master Trust.

The fair value of the Plan’s interest in the Master Trust is based on the underlying fair values of the specific investments held by the Master Trust and allocated using the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions.

Purchases and sales of securities are recorded on a trade-date basis. Net appreciation (depreciation) includes gains and losses on securities transactions bought and sold as well as held during the year. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits

Benefit payments are recorded when paid.

3.	Interest in Master Trust

Plan investments are in the Master Trust, which was established for the investment of assets of the Plan and the Cytec Employees’ Savings Plan. Each participating savings plan has an interest in the Master Trust. The assets of the Master Trust are held by the Trustee. The Plan’s interest in the net assets of the Master Trust was approximately 35.0 % and 40.3% at December 31, 2011 and 2010, respectively. Investment income or loss related to the Master Trust is allocated to each plan based upon the individual plan’s interest in the Master Trust.

The following table represents the total value of investments in the Master Trust:

	As of December 31,
	2011	2010
Investments, at fair value

Mutual Funds	$240,815,430	$273,940,845
Common Stock Fund	100,991,384	143,721,325
Common/ Collective Trust	130,142,674	141,704,497

Total investment in Master Trust	471,949,488	559,366,667

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(6,244,416)	(5,714,741)

Net assets held in Master Trust	$465,705,072	$553,651,926

Cytec Employees’ Savings and Profit Sharing Plan

Notes to Financial Statements

The net investment loss of the Master Trust was composed of the following:

For the Year Ended December 31, 2011

Net depreciation in fair value of investments
Mutual Funds	$(3,161,435)
Common Stock Fund	(15,593,703)

(18,755,138)

Interest	3,808,429
Dividends	6,647,607

Net investment loss	$(8,299,102)

4.	Non-Participant Directed Funds

All funds under the Master Trust are Participant directed with the exception of Cytec matching contributions which are solely invested in the Cytec Stock Fund.

Information about the Plan’s net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2011	2010
Net Assets
Cytec Stock Fund, at fair value	$20,605,447	$34,360,299

For the Year Ended December 31, 2011
Changes in Fair Value of Cytec Stock Fund

Balance at beginning of year	$34,360,299
Changes in net assets available for benefits
Contributions	2,111,899
Net depreciation	(3,306,498)
Benefits paid to participants	(1,549,067)
Transfer to participant directed investments	(11,011,186)

Balance at end of year	$20,605,447

5.	Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Cytec Employees’ Savings and Profit Sharing Plan

Notes to Financial Statements

Level 2	Inputs to the valuation methodology include:

	•	Quoted prices for similar assets or liabilities in active markets;

	•	Quoted prices for identical or similar assets or liabilities in inactive markets;

	•	Inputs other than quoted prices that are observable for the asset or liability;

	•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements (“ASU 2010-06”), which amended ASC 820. The Plan has adopted the provisions of ASU 2010-06 that are effective for reporting periods beginning after December 15, 2009 regarding disclosures of significant transfers in and out of Level 1 and Level 2 assets and description of the reasons for the transfers. The Plan had adopted the provisions that are effective for fiscal years beginning after December 15, 2010 regarding reporting purchases, sales, issuances, and settlements for Level 3 assets on a gross basis and it did not have an impact on the Plan’s financial statements.

Following is a description of the valuation methodologies used for Master Trust assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Company common stock fund: the Cytec Stock Fund is valued at its year-end unit closing price. The year-end unit closing price is comprised of the year-end market price of shares of Cytec common stock owned by the Cytec stock fund, plus a small amount invested in a money market fund for purposes of liquidity (the money market fund represents 0.35% and 0.09% of total value of the Cytec Stock Fund as of December 31, 2011, and 2010, respectively). Each unit of the Cytec stock fund represents the equivalent of approximately 1.82 shares of Cytec common stock plus a proportionate share of any cash equivalents. The common stock is valued at the closing price reported on the New York Stock Exchange (the active market on which the securities are traded). The fair value of cash equivalents approximates cost.

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the Master Trust at year end. A 2% redemption fee is paid to the Vanguard International Growth fund if held less than two months. A redemption fee of 1% is paid to the Vanguard PRIMECAP fund if held less than one year. No other mutual funds held by the Plan have redemption fees.

Collective trust: The Master Trust invests in the Vanguard Retirement Savings Plan Trust V (“VRST”), which is a common/collective trust. The VRST invests solely in the Vanguard Retirement Savings Master Trust (the “Trust”). The VRST’s value in the Trust is valued at the unit value of the Trust. As of December 31, 2011 and 2010, the Trust investments are comprised of alternative investment contracts, traditional insurance contracts as well as cash equivalents of approximately 93%, 3% and 4%, and 92%, 5% and 3%, respectively. There are no redemption notices, restrictions or unfunded commitments related to the VRST.

Cytec Employees’ Savings and Profit Sharing Plan

Notes to Financial Statements

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2011 and 2010:

	Master Trust Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Domestic large cap	$65,455,729	$—	$—	$65,455,729
Balanced	93,111,759	—	—	93,111,759
Domestic growth	38,122,283	—	—	38,122,283
International growth	18,561,538	—	—	18,561,538
Fixed income	21,896,768	—	—	21,896,768
Domestic mid cap	2,177,428	—	—	2,177,428
Domestic small cap	1,467,175	—	—	1,467,175
Other	22,750	—	—	22,750

Total mutual funds	240,815,430	—	—	240,815,430

Company common stock fund	—	100,991,384	—	100,991,384
Collective Trust	—	130,142,674	—	130,142,674

Total assets at fair value	$240,815,430	$231,134,058	$—	$471,949,488

	Master Trust Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Domestic large cap	$76,501,185	$—	$—	$76,501,185
Balanced	99,014,977	—	—	99,014,977
Domestic growth	48,636,431	—	—	48,636,431
International growth	26,095,752	—	—	26,095,752
Fixed income	20,720,342	—	—	20,720,342
Domestic mid cap	1,641,275	—	—	1,641,275
Domestic small cap	1,323,199	—	—	1,323,199
Other	7,684	—	—	7,684

Total mutual funds	273,940,845	—	—	273,940,845

Company common stock fund	—	143,721,325	—	143,721,325
Collective Trust	—	141,704,497	—	141,704,497

Total assets at fair value	$273,940,845	$285,425,822	$—	$559,366,667

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. For the year ended December 31, 2011, there were no significant transfers in or out of levels 1, 2 or 3.

Cytec Employees’ Savings and Profit Sharing Plan

Notes to Financial Statements

6.	Party-in-interest Transactions

Certain Plan investments are shares of mutual funds and a collective fund managed by VFTC, the Trustee, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

The Plan also invests in shares of the Company. The Company is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

7.	Plan Expenses

Administrative expenses of the Plan are currently paid by the Company. However, the Company has the right to charge future expenses to the Master Trust.

8.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the plan to discontinue its contributions at any time and to terminate the plan subject to the provisions of ERISA. In the event of plan termination, Participants will become 100 percent vested in their accounts.

9.	Mutual Fund Fees

Underlying investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees, which are allowable under Section 12b-1 of the Investment Company Act of 1940 and which may be deducted annually to pay marketing and distribution costs of mutual funds. These fees are deducted prior to the allocation of the Plan’s investment earnings activity and thus not separately identifiable as an expense.

10.	Tax Status of the Plan

The Internal Revenue Service has determined and informed the Company by letter dated May 20, 2004, that the Plan and its underlying Trust are designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”), and are therefore exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions: however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

11.	Risks and Uncertainties

The Plan provides for investments in various investment securities, which in general, investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility risks.

Cytec Employees’ Savings and Profit Sharing Plan

Notes to Financial Statements

Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and Participant account balances. Users of these financial statements should be aware that if the financial markets’ recent volatility should continue in subsequent periods, it could significantly impact the subsequent valuation of the Plan’s investments. Accordingly, the valuation of investments at December 31, 2011 may not necessarily be indicative of amounts that could be realized in a current market.

12.	Transfer of Plan Assets

On February 28, 2011, the Company sold all of the assets and certain liabilities of its Building Block Chemicals business. Pursuant to the sale, a Plan amendment was executed on March 1, 2011 and assets totaling $55,534,159 were transferred out of the Plan to a Plan of the acquiring company representing the account balances of the former employees of the Building Block Chemical business as of the date of the transfer.

13.	Reconciliation of Financial Statements to Form 5500

The investment in the VRST is recorded at fair market value on the Form 5500. The financial statements include an adjustment from fair value to contract value for VRST. The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2011 and 2010 to the Forms 5500:

	2011	2010

Net assets available for benefits per the financial statements	$165,608,744	$225,953,661
Adjustment from fair value to contract value for fully-benefit responsive investment contract	3,234,458	3,153,579

Net assets available for benefits per the Form 5500	$168,843,202	$229,107,240

The following is a reconciliation of the net investment loss per the financial statements at December 31, 2011 to the Form 5500:

2011
Net investment loss per the financial statements	$(1,356,685)
Change in adjustment from fair value to contract value for fully-benefit responsive investment contract	80,879

Net investment loss per the Form 5500	$(1,275,806)

Cytec Employees’ Savings and Profit Sharing Plan

Schedule H, line 4i- Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of Issuer, borrower, lessor, or similar party	Description of Investment, including maturity date, rate of interest, collateral, par or maturity value	Current Value

* Participant loans (notes receivable from participants)	Rates ranging from 4.25% to 10.5% Due through 2021	$2,311,352

*	Represents a party-in-interest to the Plan.

Signature

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Cytec Employees’ Savings and Profit Sharing Plan

By:	/s/ Marilyn R. Charles
Marilyn R. Charles
Plan Administrator

June 27, 2012

EXHIBIT INDEX

23.1	Consent of EisnerAmper LLP